October 27, 2014

Via EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	China Digital TV Holding Co., Ltd.
Annual Report on Form 20-F for the Fiscal Year
ended December 31, 2013 filed on April 22, 2014
File No. 001-33692

Dear Mr. Krikorian:

This letter is in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 17, 2014, relating to the Annual Report on Form 20-F of China Digital TV Holding Co., Ltd. (the “Company”) for the fiscal year ended December 31, 2013 (the “2013 Form 20-F”), which was filed with the Commission on April 22, 2014.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the comments are set forth below. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2013 Form 20-F. The Company is also submitting a copy of this letter as “correspondence” via EDGAR.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 68

1.	Please disclose the amount of cash held inside separately from the amount of cash held outside the PRC. In addition, disclose the amount of cash held inside and outside the VIEs (or PRC operating subsidiary). This disclosure should be cross-referenced to the risk factor discussion of limitations on foreign exchange and transferring cash.

Mr. Stephen Krikorian	-2-

Response

As of December 31, 2013, the amount of cash held by entities inside the People’s Republic of China (the “PRC”) was RMB432.6 million (or US$71.5 million), and the amount of cash held by entities outside of the PRC was US$7.6 million. As of the same date, the amount of cash held by our consolidated variable interest entity, N-S Digital TV, and its subsidiaries, was RMB26.3 million (or US$4.3 million), and the amount of cash held by our PRC subsidiary, Super TV, and its subsidiaries, was RMB406.3 million (or US$67.2 million). Conversions of Renminbi into U.S. dollars included in this response letter and in the 2013 Form 20-F are based on the exchange rate of 6.0537 RMB per US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2013.

In response to the Staff’s comment, the Company proposes to add additional disclosure substantially in the form below (in italics) under Item 5 in its Annual Report on Form 20-F for the fiscal year ending December 31, 2014. For illustrative purposes, the Company has reproduced below the relevant existing disclosure from page 70 of the 2013 Form 20-F together with such additional proposed disclosure (in italics) for the Staff’s reference.

“As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends in part upon dividends and other distributions paid to us by our PRC subsidiary, Super TV. As of December 31, 2013, the amount of cash held by Super TV and its subsidiaries and N-S Digital TV and its subsidiaries inside PRC was RMB432.6 million (or US$71.5 million), and the amount of cash held by entities outside of the PRC was US$7.6 million. There is a risk that any existing or future restrictions under the applicable PRC laws, rules or regulations on currency exchange may limit our ability to utilize the cash held by entities inside the PRC. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the People’s Republic of China—Restrictions on currency exchange may limit our ability to effectively utilize our revenues as well as the ability of our PRC subsidiaries to obtain debt or equity financing from financial institutions or investors outside the PRC, including from us” for more information. The amount of dividends paid by Super TV to us primarily depends on the service fees paid to Super TV from N-S Digital TV, and, to a lesser degree, Super TV’s retained earnings. As of December 31, 2012 and 2013, the total amount of service fees payable to Super TV from N-S Digital TV under the contractual agreements was US$23.5 million and US$24.5 million, respectively. As of December 31, 2013, the amount of cash held by N-S Digital TV and its subsidiaries was RMB26.3 million (or US$4.3 million), and the amount of cash held by Super TV and its subsidiaries was RMB406.3 million (or US$67.2 million). Conducting our operations through contractual arrangements with N-S Digital TV entails a risk that we may lose the power to direct the activities that most significantly affect the economic performance of N-S Digital TV, which may result in our being unable to consolidate its financial results with our results and may impair our access to its cash flow from operations and thereby reduce our liquidity. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” for more information.”

Mr. Stephen Krikorian	-3-

Consolidated Financial Statements for the Years Ended December 31, 2011, 2012 and 2013

Notes to Consolidated Financial Statements for the Years Ended December 31, 2011, 2012 and 2013

18. Share-Based Compensation

(a) Options granted by the Company

Option exercise, page F-56

2.	We note your disclosure on page F-51 that the board determined that if any future dividend is declared by the Board of the Company on all Ordinary Shares of the Company, the per share exercise price of all options granted prior to and outstanding as of the date of record of such dividend shall be reduced by an amount equal to the dividend payable on each Ordinary Share. Tell us what consideration you have to the provisions of ASC 718-10-55-44 in determining the expected dividend rate assumption for your option grants. In this regard, we note that you used 9% for the Scheme XI and XII option grants.

Response

The Company respectfully notes that in November 2010 the board of directors of the Company approved the resolution as disclosed on page F-51 that if any future dividend is declared on all Ordinary Shares of the Company, the per share exercise price of all options granted prior to and outstanding as of the date of record of such dividend shall be reduced by an amount equal to the dividend payable per Ordinary Share, provided that the per share exercise price after adjustment shall not be less than US$0.01. The Company subsequently granted share options under Scheme X, Scheme XI and Scheme XII in 2011. The share option granted under Schemes XI and XII used 9% as the expected dividend rate assumption, and the share options granted under Scheme X used 0% as the expected dividend rate assumption, in estimating the fair value of such share options.

Mr. Stephen Krikorian	-4-

The Company respectfully advises the Staff that the Company should have used an expected dividend rate assumption of 0% in estimating fair value of share options granted under the Scheme XI and XII option grants in year of 2011, after taking into consideration (i) the above board resolution of the Company; and (ii) ASC 718-10-55-44, which states that:

“Expected dividends are taken into account in using an option-pricing model to estimate the fair value of a share option because dividends paid on the underlying shares reduce the fair value of those shares and option holders generally are not entitled to receive those dividends. However, an award of share options may be structured to protect option holders from that effect by providing them with some form of dividend rights. Such dividend protection may take a variety of forms and shall be appropriately reflected in estimating the fair value of a share option. For example, if a dividend paid on the underlying shares is applied to reduce the exercise price of the option, the effect of the dividend protection is appropriately reflected by using an expected dividend assumption of zero.”

As stated above, the expected dividend rate assumption of 0% should be used in estimating fair value of share options for the Scheme XI and XII option grants. Accordingly, the Company has understated share-based compensation expenses in 2011, 2012 and 2013 by US$241,000, US$228,000 and US$88,000, respectively. The share-based compensation expenses in 2014 are expected to be understated by US$22,000, and all of the options granted under Schemes XI and XII will become fully vested as of December 31, 2014. The Company has also revisited the fair value estimation process for share options granted in 2013 (and notes that no share options were granted in 2012), and has concluded that the dividend rate assumption of 0% for share options granted in 2013 was properly applied.

The understatement of share-based compensation expenses in 2011, 2012 and 2013 represented 0.47%, 0.80% and 0.37%, of income before tax of the Company for the respective years and had no impact to the earnings per share disclosed in those years. As such, the Company has concluded that this does not represent a material error for the financial statements of the Company for the respective years.

24. Statutory Reserves and Restricted Net Assets, page F-68

3.	We note that the balance of restricted net assets was $92.7 million as of December 31, 2013, which appears to exceed 25% of the company’s consolidated net assets. Tell us what consideration you gave to providing the schedule information required by Rule 5-04 of Regulation S-X.

Response

The Company respectfully advises the Staff that relevant PRC laws, rules and regulations permit payment of dividends by the Company’s wholly foreign owned entity (the “WFOE”), the WFOE’s subsidiaries and variable interest entity (the “VIE”) and VIE’s subsidiary only out of their retained earnings, if any. As disclosed in Note 24 on Page F-68, the applicable PRC laws, rules and regulations require that annual appropriations of after-tax income to the statutory reserve account should be set aside prior to distribution of dividends.

Mr. Stephen Krikorian	-5-

Based on the Company’s group structure and as advised by the Company’s PRC legal counsel, the registered capital of the WFOE’s subsidiaries, the VIE and the VIE’s subsidiary (all of which are domestic PRC entities) may be reduced as approved by their respective shareholders, subject to the minimum registered capital requirements under PRC law and after repayment of or provision for guarantees of debt as required by creditor (if any), and any excess registered capital after such reduction (“Excess Capital”) may be transferred to such shareholders within the PRC without the consent of a third party pursuant to relevant PRC laws, rules and regulations. The Company respectfully notes that such Excess Capital may be transferred to the WFOE, which could be in turn transferred to the parent of the WFOE (a non-PRC entity) and ultimately transferred to the Company in the form of dividend distributions.

As a result, under the applicable PRC laws, rules and regulations, the Company’s restricted net assets (which consist of the registered capital of the WFOE and the minimum required registered capital of the WFOE’s subsidiaries and the VIE and the VIE’s subsidiary, together with the statutory reserve disclosed in Note 24 on page F-68) should have been US$26,376,000 and US$26,477,000 as of December 31, 2012 and 2013. Furthermore, the restricted net assets amount of US$26,477,000 as of December 31, 2013 did not exceed 25% of the Company’s consolidated net assets as of December 31, 2013, and consequently the Company would not be required to file the schedule information required by Rule 5-04 of Regulation S-X. The Company respectfully advises the Staff that the restricted net assets amounts disclosed in Note 24 on page F-68 were overstated, and the Company will amend the relevant footnote disclosure in future Annual Reports on Form 20-F to reflect the correct restricted net assets amount in accordance with Rule 4-08(e)(3) of Regulation S-X.

*  *  *  *  *  *  *  *

Mr. Stephen Krikorian	-6-

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your time. Please feel free to contact William Chua of Sullivan & Cromwell (tel: (+852) 2826-8632; fax: (+852) 2826-1773; e-mail: chuaw@sullcrom.com), or the undersigned by telephone at (+8610) 6297-1199 x 9999 or by e-mail at luzx@novel-supertv.com, with any questions you may have.

Sincerely,

/s/ Zengxiang Lu
Zengxiang Lu
Chief Executive Officer

cc:	Ms. Laura Veator

(Securities and Exchange Commission)

William Y. Chua, Esq.

(Sullivan & Cromwell)

Ms. Elsie Zhou

(Deloitte Touche Tohmatsu Certified Public Accountants LLP)

Mr. Chaoying Li

(Han Kun Law Offices)